Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation
Allot Communications, Inc.	United States
Allot Communication Europe SARL	France
Allot Communications (Asia Pacific) Pte. Limited	Singapore
Allot Communication (UK) Limited	United Kingdom
Allot Communications Japan K.K.	Japan
Allot Communications (New Zealand) Limited	New Zealand